Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

FIRST QUARTER 2021 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, May 7, 2021 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPYU; TSX: BPY.UN) (“BPY” or the "Partnership") today announced financial results for the quarter ended March 31, 2021.

“While we continue to experience challenges in certain of our operations and markets due to the ongoing consequences of the pandemic and global economic slowdown, we remain encouraged by a recovery in activity in select sectors within our business,” said Brian Kingston, CEO of Brookfield Property Partners.

Financial Results

Net income for the quarter ended March 31, 2021 was $731 million or $0.25 per LP unit compared to a loss of $373 million or $(0.49) per LP unit for the same period in 2020. This quarter benefited from gains in our office portfolio and LP investments.

Company FFO (CFFO) was $125 million for the quarter ended March 31, 2021, compared to $309 million in the prior-year period. The prior year period benefited from higher transaction income, and CFFO was largely impacted this quarter by residual effects of the economic slowdown on our retail and hospitality operations.

	Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	2021	2020
Net income (loss)(1)	$731	$(373)
Company FFO and realized gains(2)	$311	$323
Company FFO(2)	$125	$309
Net income (loss) per LP unit(3)(4)	$0.25	$(0.49)
Company FFO and realized gains per unit(4)(5)	$0.32	$0.33
(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Net income attributable to holders of LP units and Company FFO and realized gains per unit are reduced by preferred dividends of $11 million (2020 – $9 million) for three months ended March 31, 2021, in determining per unit amounts.
(5)	Company FFO and realized gains per unit are calculated based on 935.7 million (2020 – 943.5 million) units outstanding for the three months ended March 31, 2021.

Brookfield Property Partners L.P.   1

Operating Highlights

Our Core Office business generated CFFO of $140 million for the quarter ended March 31, 2021 compared to $135 million in the same period in 2020. Results this quarter benefited from incremental condominium sales income and lower interest expense, offset in part by lower parking revenue and portfolio occupancy.

Core Office leasing activity in the first quarter totaled 894,000 square feet, which were completed at rents significantly higher than expiring leases in the period. Occupancy in the portfolio decreased 120 basis points to 88.8%, with a remaining weighted average lease term of 8.6 years.

Our Core Retail business generated CFFO of $108 million for the quarter ended March 31, 2021 compared to $195 million in the comparable period in 2020. The prior year period benefited from $30 million in transaction income from the sale of investment positions, and results this quarter were impacted most notably by lower occupancy.

Our Core Retail operations leased approximately 5.9 million square feet over the past 12 months with initial rents that were consistent with expiring rents. Our properties were 91.5% leased at March 31, 2021, a decrease of 100 basis points from the prior period. On a year-over-year basis, in-place rents were up 2.5%1.

Our LP Investments generated CFFO and realized gains of $188 million for the quarter ended March 31, 2021, compared to earnings of $76 million in the comparable period in 2020. Results this quarter benefited from realized gains from the sale of mature and stable assets, as well as the disposition of a non-property investment position. CFFO was negatively impacted from continued pressure on our hospitality assets due to the global economic slowdown.

	Three months ended Mar. 31,
(US$ Millions)	2021	2020
Company FFO and realized gains:
Core Office	$140	$135
Core Retail	$108	$195
LP Investments	$188	$76
Corporate	$(125)	$(83)
Company FFO and realized gains(1)	$311	$323

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Dispositions

In the first quarter, we completed $1.1 billion of gross asset dispositions at our share, at prices that were in aggregate significantly higher than our IFRS carrying values. These sales generated approximately $244 million in net proceeds to BPY.

Dispositions completed in the first quarter include:

•	Sold 50% interest in Bay Adelaide North office tower in Toronto for $581 million, generating net proceeds of $133 million to BPY.

•	Monetized a portion of our Indian office portfolio via a Mumbai-listed IPO, resulting in a realized gain of $69 million to BPY.

•	Sold interest in retailer Forever 21, resulting in a realized gain of $63 million to BPY.

•	Completed the sale of our Northeast U.S. life sciences office portfolio at a gross sales price of $3.4 billion, generating approximately $100 million in net proceeds to BPY.

Brookfield Property Partners L.P.   2

Balance Sheet Update

To increase liquidity and extend the maturity of our debt, during the first quarter we executed the following financing transactions:

•	Refinanced ICD Brookfield Place office tower in Dubai for $626 million for a 7.5-year term at an interest rate of EIBOR +3.50%, generating net proceeds of $66 million to BPY.

•	Refinanced One and Three Allen Center in Houston for $470 million for a 5-year term at an interest rate of LIBOR +2.97%.

•	Refinanced Gas Company Tower in Los Angeles for $465 million for a 5-year term at an interest rate of LIBOR +3.07%.

•	Refinanced Kenwood Towne Centre in Cincinnati, Ohio for $210 million for a 3-year term at an interest rate of LIBOR +3.40%.

•	Subsequent to quarter-end, extended maturity on a $1.1 billion, 15-property Core Retail mortgage loan for an additional three-year term at an interest rate of LIBOR +3.25%.

Ended the quarter with $5.3 billion of group-wide liquidity, including $1.5 billion of cash on hand, $2.1 billion of corporate and subsidiary credit facilities and $1.7 billion of undrawn construction facilities.

Privatization Agreement from Brookfield Asset Management

On April 1, 2021, Brookfield Asset Management ("BAM") and BPY announced an agreement for BAM to acquire 100% of the limited partnership units of BPY for a price for each unit of $18.17 in cash, 0.3979 of a BAM Class A Shares or 0.7268 of a BPY preferred unit, subject to pro-ration (or approximately $6.5 billion payable to the unitholders of BPY other than BAM and its affiliates). Assuming the acquisition is approved by BPY's minority unitholders and the other approvals and conditions are obtained and satisfied, we expect the transaction to close in the third quarter.

Distribution Update

Pursuant to the terms of the agreement governing the proposed transaction with BAM, holders of BPY units will not receive further quarterly distributions.

The distribution reinvestment plan (the “DRIP”) of BPY will be terminated effective May 7, 2021. Each participant will receive a DRS statement for all BPY units held under the DRIP and a cash payment for any fractional unit based upon the closing price of the BPY units (in U.S. dollars) on the Nasdaq Stock Market on May 6, 2021. Participants seeking further information with respect to their entitlements under the DRIP may contact the plan agent under the DRIP, AST Trust Company (Canada). Participants who hold BPY units through a broker, investment dealer, financial institution or other intermediary should contact such intermediary for further information.

The Board of Directors has declared quarterly distributions on the partnership’s Class A Series 1, Series 2 and Series 3 preferred units of $0.40625 per unit, $0.39844 per unit and $0.35938, respectively, payable on June 30, 2021 to holders of record at the close of business on June 1, 2021.

1 In-place rents reflect retail tenants <10K square feet.

Brookfield Property Partners L.P.   3

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO and realized gains (“Company FFO and realized gains”) and net income attributable to unitholders.

Company FFO and realized gains, and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to net income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Brookfield Property Partners L.P.   4

Company FFO and realized gains is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments, realized gains in the Partnership’s LP Investment segment and the Partnership’s share of BSREP III. Realized LP Investment gains represent income earned on investing activity when fund investments are realized, inclusive of associated change in carried interest to be due at a future date to the general partner of the relevant Brookfield Asset Management-sponsored funds. The Partnership accounts for the investment in BSREP III as a financial asset and income (loss) of the fund is not presented in the Partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO and realized gains presentation.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P., limited partnership units of Brookfield Office Properties Exchange LP and Class A shares of Brookfield Property REIT Inc. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

###

About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $600 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners L.P.   5

Brookfield Contacts:

Matt Cherry	Kerrie McHugh
Senior Vice President, Investor Relations	Senior Vice President, Communications and Branding
Tel: (212) 417-7488	Tel: (212) 618-3469
Email: matthew.cherry@brookfield.com	Email: kerrie.mchugh@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s first quarter 2021 results, as well as the supplemental information package on BPY’s website at bpy.brookfield.com. Due to the pending transaction with BAM, we will not be hosting a conference call this quarter.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown (“global economic shutdown” or “the shutdown”) caused by the coronavirus pandemic (“COVID-19”); the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners L.P.   6

CONSOLIDATED BALANCE SHEETS

	Mar. 31,	Dec. 31,
(US$ Millions)	2021	2020
Assets
Investment properties	$72,961	$72,610
Equity accounted investments in properties	19,903	19,719
Property, plant and equipment	5,189	5,235
Financial assets	2,153	1,719
Accounts receivable and other	5,548	5,607
Cash and cash equivalents	1,635	2,473
Assets held for sale	285	588
Total Assets	$107,674	$107,951
Liabilities
Corporate borrowings	$2,621	$3,232
Asset-level debt obligations	43,978	44,515
Subsidiary borrowings, non-recourse to BPY	6,641	6,590
Capital securities	3,031	3,033
Deferred tax liability	2,920	2,858
Accounts payable and other liabilities	6,498	5,804
Liabilities associated with assets held for sale	114	396
Equity
Preferred equity	699	699
General partner	4	4
Limited partners	11,706	11,709
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,242	12,249
Limited partner units of Brookfield Office Properties Exchange LP	72	73
FV LTIP units of the operating partnership	51	52
Class A shares of Brookfield Property REIT Inc.	1,039	1,050
Interests of others in operating subsidiaries and properties	16,058	15,687
Total Equity	41,871	41,523
Total Liabilities and Equity	$107,674	$107,951

Brookfield Property Partners L.P.   7

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended
	Mar. 31,
(US$ Millions)	2021	2020
Commercial property and hospitality revenue	$1,344	$1,770
Direct commercial property and hospitality expense	(559)	(770)
	785	1,000
Investment and other revenue	106	130
Share of net earnings from equity accounted investments	206	(36)
	1,097	1,094
Expenses
Interest expense	(612)	(709)
Depreciation and amortization	(68)	(87)
General and administrative expense	(213)	(196)
Investment and other expense	(8)	(4)
	196	98
Fair value gains, net	640	(310)
Income tax expense	(105)	(161)
Net income (loss)	$731	$(373)

Net income attributable to:
General partner	$—	$—
Limited partners	124	(228)
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	129	(226)
Limited partner units of Brookfield Office Properties Exchange LP	1	(1)
FV LTIP units of the operating partnership	1	—
Class A shares of Brookfield Property REIT	11	(31)
Interests of others in operating subsidiaries and properties	465	113
	$731	$(373)

Brookfield Property Partners L.P.   8

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended
	Mar. 31,
(US$ Millions)	2021	2020
Commercial property and hospitality revenue	$1,344	$1,770
Direct commercial property and hospitality expense	(559)	(770)
NOI	785	1,000
Investment and other revenue	106	130
Share of equity accounted income excluding fair value gains	130	214
Interest expense	(612)	(709)
General and administrative expense	(213)	(196)
Investment and other expense	(8)	(4)
Depreciation and amortization of non-real estate assets	(23)	(18)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(78)	(143)
FFO	87	274
Depreciation and amortization of non-real estate assets, net(1)	15	11
Transaction costs(1)	18	10
Gains/losses on disposition of non-investment properties(1)	—	3
Imputed Interest(2)	5	8
LP Investments realized gains(3)	186	14
BSREP III earnings(4)	—	3
Company FFO and realized gains	$311	$323

FFO	$87	$274
Depreciation and amortization of real estate assets	(45)	(69)
Fair value gains (losses), net	640	(310)
Share of equity accounted income - Non FFO	76	(250)
Income tax expense	(105)	(161)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(387)	30
Non-controlling interests of others in operating subsidiaries and properties	465	113
Net income (loss)	$731	$(373)

(1) Presented net of non-controlling interests on a proportionate basis.

(2) Represents imputed interest on commercial developments accounted for under the equity method under IFRS.

(3)Net of associated carried interest to be due at a future date.

(4) BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment reflects our proportionate share of the Company FFO.

Brookfield Property Partners L.P.   9

NET INCOME PER UNIT

	Three months ended
	Mar. 31, 2021			Mar. 31, 2020
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$266	935.7	$0.28	$(486)	943.5	$(0.52)
Preferred share dividends	(11)	—	—	(9)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	255	1,005.8	0.25	(495)	1,013.6	(0.49)
Dilutive effect of conversion of options	—	0.1	—	—	—	—
Fully-diluted per IFRS	$255	1,005.9	$0.25	$(495)	1,013.6	$(0.49)

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Three months ended
	Mar. 31, 2021			Mar. 31, 2020
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$266	935.7	$0.28	$(486)	943.5	$(0.52)
Preferred share dividends	(11)	—	—	(9)	—	—
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.1	0.41
Dilutive effect of conversion of options	—	0.1	—	—	—	—
Fully-diluted per management	$284	1,005.9	$0.28	$(466)	1,013.6	$(0.46)

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

Brookfield Property Partners L.P.   10